Exhibit 99.1

ABN 82 010 975 612 Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Appointment of Edward Chang as Non-Executive Director

Melbourne, Australia, 4 February 2016. The Board of Directors of TBG Diagnostics Limited (formerly Progen Pharmaceuticals Ltd) (ASX: PGL, OTC: PGLA) (“the Company”) is pleased to announce the appointment of Mr Edward Chang to the Board as a Non-Executive Director.

Mr Edward Chang is the Director of the Finance Department at Eternal Materials Co., Ltd., a leading chemical material provider based in Taiwan. Edward holds a master’s degree in Business Administration from the Schulich School of Business at York University in Canada.

Prior to joining the firm, Edward worked at Motech Industries, Inc., a leading photovoltaic (PV) cell provider based in Taiwan, as Manager of Treasury and Risk Management Department.

Eternal Materials Co., Ltd. (formerly Eternal Chemical Co., Ltd.) (“Eternal”), was founded in 1964 as a coating resins provider. Eternal has since then diversified its product portfolio, making use of synthetic resins, precision coating technology and specialty chemicals. Eternal currently consists of three business groups focusing on the manufacture and sale of synthetic resins, electronic chemical materials and specialty chemicals. Eternal is the largest supplier of dry film photoresist in the world, as well as one of global top suppliers of UV curing materials and a leading supplier of synthetic resins in Asia.

Eternal is headquartered in Kaohsiung, Taiwan, with main manufacturing facilities based in Taiwan, Mainland China, and the United States. Eternal is a publicly listed company on the Taiwan Stock Exchange.

Edward is the appointed nominee director of Eternal Materials Co., Ltd., a substantial shareholder of the Company as announced to the market yesterday.

The Board warmly welcomes Edward to the Board of TBG.

The Appendix 3X in respect of Edward Chang is attached to this announcement.

ENDS

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages

Appendix 3X

Initial Director’s Interest Notice

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	TBG DIAGNOSTICS LIMITED
ABN	82 010 975 612

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	EDWARD CHANG (CHANG CHIA-CHUAN)
Date of appointment	3 February 2016

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities Nil

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 1

Appendix 3X

Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Nil	Number & class of Securities

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3X Page	11/3/2002